GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
            	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          	APRIL 30, 1997


NOTE 1 - CAPITAL STOCK AND RETAINED EARNINGS

Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent a share per year. Further distribution in any year must be made in propor-tion of 1 cent a share for Class A Common Stock to 1-1/2 cents a share for Class B Common Stock. The Class A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four quarterly cumulative dividends upon the Class A Common Stock are in arrears. There is no cumulative voting.

NOTE 2 - DIVIDENDS PER SHARE

The following dividends per share were paid during the
period indicated:
                              Three Months Ended  Six Months Ended
                                   April 30,	         April 30,
                               1997       	1996   	1997     	1996
         Class A Common Stock 	$.12       	$.08   	$.36     	$.32
         Class B Common Stock 	$.18       	$.12   	$.53     	$.47

NOTE 3 - CALCULATION OF EARNINGS PER SHARE

Earnings per share were calculated using the following number of shares for the periods presented:

                            Three Months Ended    Six Months Ended
                                 April 30,    	       April 30,


      Class A Common Stock  	10,873,172 shares   	10,873,172 shares
      Class B Common Stock  	12,001,793 shares   	12,001,793 shares


NOTE 4 - INVENTORIES

Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.

NOTE 5 - ACQUISITIONS

On November 8, 1996, the Company purchased the assets of Aero Box Company, a corrugated container company, located in Roseville, Michigan. On March 26, 1997, the Company acquired the assets of two steel drum manufacturing plants with locations in Merced, California and Oakville, Ontario. These acquisitions have been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and liabilities assumed based upon the fair values at the date of acquisition. The excess of the purchase price over the fair values of the net assets acquired has been recorded as goodwill. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions were not significant.

Subsequent to April 30, 1997, the Company purchased all of the outstanding common stock of Independent Container, Inc., a corrugated container company, located in Louisville, Kentucky, Ferdinand, Indiana and Erlanger, Kentucky.


NOTE 6 - RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the 1997 presentation.



          	MANAGEMENT'S DISCUSSION AND ANALYSIS


Results of Operations

     Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the 6-month periods ended April 30, 1997 and April 30, 1996.

     Net sales decreased 4% during the current period compared to the previous period. This decrease was principally the result of lower sales in the containerboard segment, which was significantly affected by lower sales prices of its products.
The lower prices were caused by the continued weakness in the containerboard market resulting from excess capacity of containerboard. The net sales of the shipping containers segment did not fluctuate significantly from the prior year.

     The increase in other income was primarily due to a gain on the sale of an office building and an injection molding facility.

     The cost of products sold as a percentage of sales increased from 81.7% in 1996 to 87.3% in 1997. This increase is primarily the result of lower net sales of the containerboard segment without a corresponding reduction in the cost of products sold.

     The increase in interest expense is due to more long term obligations than the prior year.

Liquidity and Capital Resources

     As indicated in the Consolidated Balance Sheet, elsewhere in this report and discussed in greater detail in the 1996 Annual
Report to Shareholders, the Company is dedicated to maintaining a strong financial position. It is our belief that this dedication is extremely important during all economic times.

     As discussed in the 1996 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its developed financial position to meet its continued business needs.

     The current ratio as of April 30, 1997 is an indication of the continuation of the Company's strong liquidity.

     Capital expenditures were $22,224,000 during the six months ended April 30, 1997. These capital expenditures were principally needed to replace and improve equipment.

     In November 1996, the Company acquired the assets of Aero
Box Company, a manufacturer of corrugated containers, located in Roseville, Michigan. In March 1997, the Company purchased the assets of two steel drum plants with locations in Merced, California and Oakville, Ontario.

     The Company has approved future purchases, primarily for equipment, of approximately $17 million. Self-financing and low interest rate borrowing has been the primary source for financing such capital expenditures.

     Subsequent to April 30, 1997, the Company acquired all of the outstanding common stock of Independent Container, Inc., a corrugated container company, located in Louisville, Kentucky, Ferdinand, Indiana and Erlanger, Kentucky.

     The increase in long term obligations since year-end is primarily due to the purchase of a corrugated container company, two steel drum operations, improvements related to Greif Board
Corporation=s machinery and equipment and other capital expenditures.


PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         There are no material pending legal proceedings.


ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a.)	Exhibits.
         None.

         (b.)	Reports on Form 8-K.
         No events occurred requiring Form 8-K to be filed.

                  	OTHER COMMENTS

     The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheet as of April 30, 1997, the consolidated statements of income for the 6-month periods ended April 30, 1997 and 1996, and the consolidated statements of cash flows for the 6-month periods then ended.
These financial statements are unaudited; however, at year-end an audit will be made for the fiscal year by our independent accountants.



                     	SIGNATURES


Pursuant to the requirements of the Securities Exchange
Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                           Greif Bros. Corporation



                                          (Registrant)



  Date      June 11, 1997
                                          John K. Dieker
                                          Controller


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